Exhibit 1.01

V.F. Corporation

Conflict Minerals Report

For The Year Ended December 31, 2019

The information in this report includes the activities of V.F. Corporation and its consolidated subsidiaries (herein referred to as “VF,” the “Company,” “we,” “us,” or “our”). As used herein, “conflict minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The “Conflict Minerals Rule” refers to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD.

1.	V.F. Corporation Overview

VF is a global leader in the design, production, procurement, marketing and distribution of branded lifestyle apparel, footwear and related products. We own a broad portfolio of brands in the outerwear, footwear, backpack, luggage, accessory, sportswear, occupational and performance apparel categories. VF’s centralized global supply chain organization is responsible for producing, procuring and delivering products to our customers. For its fiscal year that ended March 28, 2020, VF sourced or produced approximately 400 million units spread across 19 brands. Our products were obtained from 7 VF-operated manufacturing facilities (internally manufactured product) and approximately 700 contractor manufacturing facilities (sourced product) in approximately 50 countries.

We do not directly purchase 3TG from any source. VF has adopted a policy and related procedures, as described below in this Conflict Minerals Report, focused on VF’s commitment to sourcing components and materials from suppliers that share our ethical values and that support compliance with the Securities and Exchange Commission’s rules and regulations, including VF’s disclosure obligations related to 3TG.

2.	Reasonable Country of Origin Inquiry

VF developed a list of suppliers and products determined to be possibly in-scope for purposes of our compliance with the Conflict Minerals Rule based on our level of influence over the manufacturing process (in the case of products that we may have contracted to manufacture) and the potential use of 3TG in the products. We also determined which of our products and components were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, preliminary supplier inquiries and other information known to us concerning the composition of our products.

For sourced product, we reached out to 294 of our suppliers, representing 100% of our factories and products containing metallic components. The number of addressable suppliers decreased compared to 2018 due to the spin-off of our Jeanswear organization during May 2019. That business is not reflected in this filing.

After receiving and reviewing the responses from suppliers, we determined that 17 of the 294 suppliers were potentially in-scope for 2019. For internally manufactured product, we reached out to 23 component suppliers that provided us with metallic components. After receiving and reviewing their responses, we determined that 6 of the 23 suppliers were potentially in-scope for 2019.

In this Conflict Minerals Report, we refer to all suppliers listed above that were included in our 2019 outreach as the “Covered Suppliers.”

Many VF products do not contain any 3TG and, for those that do, 3TG content generally represents a small amount of the total materials content of the product. For example, 3TG may be found in items such as buttons, zippers, snaps and eyelets, although not all of these items are necessarily in-scope for purposes of our compliance. Our in-scope products consist of apparel, footwear, equipment and accessory products and contained tin. Our in-scope products did not include tantalum, tungsten or gold.

VF’s “reasonable country of origin inquiry” (“RCOI”) process was designed to identify its manufactured (or contracted to be manufactured) products that may contain necessary 3TG, and, if these are present, obtain transparency into the 3TG supply chain for such products, and, more generally, to achieve engagement from suppliers concerning responsible sourcing of 3TG. The specific goal of VF’s RCOI was to determine to a reasonable degree of certainty whether the 3TG in its relevant products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The results of our RCOI are discussed below in this Conflict Minerals Report and on Annex A. For our RCOI, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and

2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report. We based our country of origin determinations on information made available by the Responsible Minerals Initiative (the “RMI”) to its members.

Based on the results of our RCOI, we exercised due diligence for 2019. These due diligence efforts are discussed below.

3.	Due Diligence Process

Our 3TG due diligence processes were based on the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (“OECD Guidance”), an internationally recognized due diligence framework. Our diligence measures were based on certain processes put in place for the Company’s RCOI and included the following. These are not all of the discrete steps that were part of our due diligence.

i. OECD Guidance Step One: Establish Strong Company Management Systems

VF has established a management system, as described below, consisting of a framework of policies, procedures, processes and organizational structure that supports our efforts to ensure that our products do not contain 3TG that support conflict in the Covered Countries.

VF’s Conflict Minerals Policy

Our conflict minerals policy (the “Conflict Minerals Policy”) indicates that VF expects all suppliers of our products and materials to cooperate with our 3TG procedures. We further expect all suppliers to seek to purchase materials that contain 3TG from sources determined not to be involved in funding conflict in the Covered Countries.

Our Conflict Minerals Policy is publicly available on our website at https://www.vfc.com/sustainability-and-responsibility/resources. Our Conflict Minerals Policy also is sent to relevant internal personnel and suppliers. The contents of our website are not incorporated by reference herein, and are not otherwise a part of this Conflict Minerals Report.

We do not seek to embargo the sourcing of 3TG from the Covered Countries.

Internal Team

VF has a management system responsible for managing our 3TG compliance program (the “Program”). The Global Responsible Sourcing department and other subject matter experts in VF are directly responsible for management of the Program with members from our supply chain and legal departments. The team reports the progress of the Program and the responses to senior management and key internal stakeholders on a bi-weekly basis. VF has also enlisted a third party information management service provider (the “Service Provider”) to assist in our due diligence activities. VF also utilizes specialist outside counsel.

Control Systems

VF has policies that include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for all VF employees, and our Global Compliance Principles, Terms of Engagement and Conflict Minerals Policy for our suppliers.

We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the RMI to collect information from suppliers. This information is retained for at least five years. To provide better transparency within VF’s supply chain and to facilitate communication of policies and expectations, the Service Provider conducts outreach and collects diligence results through an online platform (the “Online Platform”).

We are a member of the RMI.

Supplier Engagement and Education

VF’s engagement with its Covered Suppliers consisted of multiple communications through email, telephone, and in-person training to educate them on our expectations for sourcing 3TG and the requirements of the Conflict Minerals Rule. Covered Suppliers were provided various avenues to obtain additional information and guidance regarding our Program, including an online supplier education portal, and contact email addresses and telephone numbers for obtaining answers to questions and/or receiving guidance on completing the information requests from VF.

Our standard vendor Terms and Conditions, which are part of our purchase orders, among other things, require our suppliers to provide us with information, certifications and other documentation concerning 3TG content and origin at product level specificity. The Company’s suppliers are required to acknowledge these standard Terms and Conditions in connection with every purchase order.

Grievance Mechanism

We have an Ethics Hotline through which employees, suppliers and other third parties can report violations of VF’s policies, including violations of our Conflict Minerals Policy. The number for the Ethics Hotline is (866) 492-3370.

ii. OECD Guidance Step Two: Identify and Assess Risk in the Supply Chain

The Covered Suppliers were asked by email to complete a questionnaire to determine whether they were in-scope. The Service Provider then requested by email that the in-scope Covered Suppliers provide us with a completed CMRT at a “product level” declaration. The Service Provider followed up by email or phone with Covered Suppliers that did not respond to the request within a specified time frame. If, after the foregoing efforts, a Covered Supplier did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by our personnel to the Covered Supplier. Responses were received from 100% of the Covered Suppliers.

The Service Provider reviewed the responses received from the Covered Suppliers based on its internally-developed written review criteria for plausibility, consistency, and gaps. As part of that review, if a Covered Supplier indicated that there were no 3TG in the products or materials that it supplied to us, the Service Provider reviewed those responses for plausibility and Covered Suppliers were also given an opportunity to provide a certification of that determination. If any of seven different quality control flags were raised by the response, the Covered Suppliers were contacted by the Service Provider.

In addition to the Service Provider’s review, VF’s internal sourcing group performed an internal quality check for plausibility of responses. The internal sourcing group also evaluated the level of risk presented by each Covered Supplier, based on the amounts purchased from and the nature of the relationship with the supplier. Further outreach efforts were then prioritized according to the level of risk, to better ensure that we appropriately allocated our internal resources to focus on the most relevant Covered Suppliers. In past years, we performed an additional verification step to validate responses from the top 10% of Covered Suppliers, based on product value and volume, that responded that their products or materials did not contain 3TG. However, due to the impacts of the COVID-19 pandemic on our business and supply chain, we did not perform this additional step for 2019, but plan to do so for the 2020 reporting period.

The Service Provider reviewed the smelters and refiners identified by the Covered Suppliers against those contained in its internal database. To the extent not in that database, it requested that the Covered Supplier confirm that the listed entity is a smelter or refiner.

With respect to those completed responses that identified a smelter or refiner, the Service Provider also compared that information against the lists of Conformant and Active (as defined below), or the equivalent, smelters and refiners published by the RMI, the London Bullion Market Association (“LBMA”) and the Responsible Jewellery Council (“RJC”). All of the 29 smelters and refiners identified by the Covered Suppliers as potentially having processed 3TG contained in our in-scope products were listed as Conformant. Certain Covered Suppliers that reported at a “company level” reported gold refiners to us. However, because our in-scope products do not contain gold, we have not listed in this Conflict Minerals Report the identified gold refiners.

For those Covered Suppliers that did not provide information concerning the processors of 3TG in their supply chain, the Service Provider requested information on the Covered Suppliers’ suppliers. These suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

iii. OECD Guidance Step Three: Design and Implement a Strategy to Respond to Identified Risks

VF’s implementation team provides bi-weekly updates to senior management and other key internal stakeholders on the progress of due diligence and supplier responsiveness and any identified risks. We address any identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified. Depending upon the identified risk, we may cease doing business with the supplier, suspend business or require the supplier to commit to a corrective action plan.

To ensure suppliers understand and meet our expectations, we regularly communicate information and guidance regarding our Program through a number of channels, including an online supplier education portal and direct communication from our sourcing hubs.

In addition, to the extent that identified smelters and refiners are not Conformant, we seek to exercise leverage over these smelters and refiners to become so through our participation in and support of the RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

We also took the measures identified elsewhere in this report to mitigate the risk that 3TG in our products benefit armed groups in the Covered Countries.

iv. OECD Guidance Step Four: Carry out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters or refiners and, therefore, do not perform direct audits of these entities within our supply chain. Instead, in connection with our due diligence, for the identified smelters and refiners, the Service Provider consulted information concerning independent third-party audits of smelters and refiners made available by the RMI, the LBMA and the RJC. We utilize and rely on this information to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant with the applicable third-party conflict free certification. In addition, through our membership in the RMI, we support industry-level implementation of independent third-party audits of smelters and refiners.

v. OECD Guidance Step Five: Report on Supply Chain Due Diligence

VF’s Form SD and Conflict Minerals Report are annually filed and are publicly available on our website. We also publish a sustainability report, which contains information on responsible sourcing, and other responsible sourcing information, on our website. In addition, we regularly publish a list of our Tier-1 factory lists on our website and publish supply chain transparency maps for selected products.

4.	Due Diligence Results

The following table summarizes the applicable smelter information provided by the Covered Suppliers. For 2019, we requested that the in-scope Covered Suppliers furnish us with a complete CMRT at a “product level” declaration, although not all Covered Suppliers provided information at that declaration level. See Annex A for a list of identified smelters and for additional information relating to the data presented in the table.

Our in-scope products consist of apparel, footwear, equipment and accessories that contained tin. Our in-scope products did not include tantalum, tungsten or gold.

	Conformant	Active	On Reference List Only
Tin	29	0	0

Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products.

None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. However, we did not have sufficient information to determine whether or not any of our products were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the in-scope Covered Suppliers provide us with a completed CMRT and through the other procedures followed by us and the Service Provider that are described in this Conflict Minerals Report.

5.	Risk Mitigation and Future Due Diligence Measures

VF intends to continue or further improve our due diligence measures by taking the following steps, among others:

•	Continue to incorporate our compliance Terms and Conditions into appropriate new supplier contracts;

•

Continue to encourage suppliers to take the steps needed to obtain and provide current, accurate and complete information about their smelters and refiners of 3TG by enhancing training materials and through one-on-one outreach;

•	Continue to provide web-based and in-person training to and conduct outreach with suppliers to help them understand and satisfy VF’s 3TG compliance requirements;

•	Contact any identified smelters or refiners that are not Conformant to request their participation in obtaining a Conformant or equivalent designation from an industry program;

•

Enhance supply chain transparency by continuing to publish regularly-updated Tier-1 factory lists to our website and publishing supply chain transparency maps for over 70 products across all VF brands;

•	Expand traceability efforts to gain deeper visibility into the upstream supply chains of our key materials;

•	Expand our direct contact with Tier-2 suppliers to conduct 3TG due diligence at that level.

All of these steps are in addition to the steps that the Company took with respect to 2019, which it intends to continue to take with respect to 2020 to the extent applicable.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the Covered Suppliers identified to us the smelters listed below as having potentially processed the necessary 3TG contained in our in-scope products in 2019. Please see the notes that accompany the table for additional information concerning the data in the table.

Mineral	Smelter Name	Smelter Location	Status
Tin	Alpha	United States	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	Conformant
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	Dowa	Japan	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Fenix Metals	Poland	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia	Conformant
Tin	PT Artha Cipta Langgeng	Indonesia	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	Rui Da Hung	Taiwan	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Yunnan Tin Company Limited	China	Conformant

The Company notes the following in connection with the above table:

a.

Not all of the included smelters may have processed the necessary 3TG contained in the Company’s in-scope products, since some Covered Suppliers reported at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company. Some Covered Suppliers also may have reported smelters that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters reflected above may not include all of the smelters in the Company’s supply chain, since some Covered Suppliers may not have identified all of their smelters.

b.	The table only includes entities that were listed as smelters by the RMI.

c.	Smelter status information in the table is as of April 14th, 2020.

d.

“Conformant” means that a smelter has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters were not necessarily Conformant for all or part of 2019 and may not continue to be Conformant for any future period. We do not have information on the origin of the 3TG processed by any of the Conformant smelters prior to their respective certification dates.

e.

“Active” is an RMAP designation that means that the smelter has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment. For 2019, all identified smelters were Conformant.

f.	“On Reference List Only” means that a smelter is listed on the Smelter Reference List tab of the CMRT, but is not listed as Conformant or Active. For 2019, all identified smelters were Conformant.

g.	“Smelter Location” is the country in which the smelter is located.

h.	Smelter status and location reflected in the table is based solely on information made publicly available by the RMI, without independent verification by the Company.

Country of Origin Information

The identified countries of origin of the 3TG processed by the Conformant smelters listed in the table above may have included the countries in the categories listed below.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from these regions of 3TG: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Ivory Coast, Japan, Jersey, Kazakhstan, Kyrgyzstan, Laos, Luxembourg, Madagascar, Malaysia, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Slovakia, Spain, Suriname, Sweden, Switzerland, Taiwan, Thailand, United Kingdom, United States, Uzbekistan, Vietnam and Zimbabwe.

L2 – Countries with known or plausible involvement in the smuggling, export or transit of minerals out of conflict affected regions: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

DRC – The Democratic Republic of the Congo.

Alternatively, or in addition, some of the Conformant smelters may have sourced from recycled or scrap sources.